Lisa R. Haddad 617.570.8311 lhaddad@ goodwinprocter.com	Goodwin Procter LLP Counsellors at Law Exchange Place Boston, MA 02109 T: 617.570.1000 F: 617.523.1231
March 9, 2010
VIA EDGAR AND FEDEX
Ms. Mellissa Campbell Duru
Special Counsel
Office of Mergers & Acquisitions
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-3628

Re:	Global Med Technologies, Inc.
Schedule TO-T filed by Atlas Acquisition Corp. and Haemonetics Corporation
Amendment No. 1 to Schedule TO-T filed by Atlas Acquisition Corp. and Haemonetics Corporation
Filed: February 19 and 25, 2010
File No. 5-54591
Dear Ms. Campbell Duru:
     This letter is submitted on behalf of Atlas Acquisition Corp. (“Acquisition Corp.”) and Haemonetics Corporation (“Haemonetics” and, together with Acquisition Corp., the “Company”) in response to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the Company’s Schedule TO-T filed on February 19, 2010, including the Offer to Purchase, dated February 19, 2010, incorporated therein (the “Offer to Purchase”), and Amendment No. 1 to the Schedule TO-T filed on a Schedule TO-T/A on February 25, 2010 (as amended, the “Schedule TO-T”) set forth in the Commission’s letter to Goodwin Procter LLP, dated March 3, 2010 (the “Comment Letter”). The Company is filing concurrently herewith Amendment No. 2 to the Schedule TO-T (“Amendment No. 2”), which includes changes in response to the Staff’s comments.
     For reference purposes, the text of the Comment Letter has been reproduced herein with responses below each numbered comment. Capitalized terms that are used herein but not otherwise defined shall have the meanings ascribed thereto in the Offer to Purchase. The responses provided herein are based upon information provided to Goodwin Procter LLP by the Company.

Ms. Mellissa Campbell Duru
March 9, 2010

Contacts and Transactions with Global Med; Background of the Offer, page 17
Comment No. 1
     Consistent with the requirements of Item 5 of Schedule TO and corresponding Item 1005 of Regulation M-A, please revise to provide a more detailed account of the negotiations that occurred with respect to the $1.22 offer price per share. We note, for example, the general reference to “valuation” discussions amongst the parties on January 7, 2010. In addition, if applicable, please revise to provide a more detailed description of whether knowledge of alternative and potentially competing transactions, factored into the negotiations of the offer price.
Response to Comment No. 1:
     In response to the Staff’s comment, the Company has revised the disclosure on page 19 of the Offer to Purchase to provide a more detailed account of the applicable events related to the negotiations with respect to the price per Share in the Offer. As a general matter and as disclosed in the Offer to Purchase and Amendment No. 2, Haemonetics provided a range of $1.15 to $1.25 in cash per fully-diluted Share in its November 8, 2009 non-binding indication of interest letter to Global Med. Haemonetics did not narrow this offered price range or submit an exact price to Global Med until January 22, 2010, which was shortly after Haemonetics substantially completed its due diligence. At that time, Haemonetics proposed the Offer price of $1.22 per fully-diluted Share.
Section 14, Certain Conditions of the Offer, page 37
Comment No. 2
     A tender offer may be conditioned on a variety of events and circumstances, provided that they are not within the direct or indirect control of the bidder. The conditions also must be drafted with sufficient specificity to allow for objective verification that the conditions have been satisfied. In that regard, we refer to conditions in paragraphs (e) and (f). It would appear that determination of whether Global Med had materially breached the agreement would be determined in the bidders’ sole discretion and without qualification to any standard of reasonableness. Similarly, determination of whether a Seller Material Adverse Effect had occurred appears to be an unqualified determination left to the sole discretion of the bidders. Given that the filing persons have reserved the right to assert the occurrence of an offer condition for reasons that do not appear objectively verifiable, the filing persons have created the implication that they may conduct an illusory offer in potential contravention of Section 14(e). Please revise the cited conditions to include an objective standard, such as a standard of reasonableness, against which the filing persons’ discretion may be judged.

Ms. Mellissa Campbell Duru
March 9, 2010

Response to Comment No. 2:
     In response to the Staff’s comment, the referenced disclosure on page 39 of the Offer to Purchase has been revised as set forth in Amendment No. 2 to provide that any determination by the Company with respect to the conditions set forth in paragraphs (e) and (f) be made in the Company’s “reasonable judgment.”
Comment No. 3
     Please refer to the last paragraph of this section relating to the bidders’ ability to assert or waive the conditions in whole or in part “at any time and from time to time in [y]our sole discretion, in each case, subject to the terms of the Merger Agreement...” Please revise to clarify that all conditions, other than that of governmental approvals, must be satisfied or waived prior to the expiration of the offer.
Response to Comment No. 3:
     In response to the Staff’s comment, the referenced disclosure on page 39 of the Offer to Purchase has been revised as set forth in Amendment No. 2 to clarify that all conditions, other than that of governmental approvals, must be satisfied or waived prior to the expiration of the Offer.
Comment No. 4
     Please refer to the last paragraph of this section relating to your failure to exercise any of the rights described in this section. Note that when a condition is triggered and you decide to proceed with the offer anyway, we believe that this constitutes a waiver of the triggered condition(s). Depending on the materiality of the waived condition and the number of days remaining in the offer, you may be required to extend the offer and recirculate new disclosure to security holders. You may not, as this language seems to imply, simply fail to assert a triggered offer condition and thus effectively waive it without officially doing so. Please confirm your understanding in your response letter.
Response to Comment No. 4:
     The Company supplementally confirms its understanding of the Staff’s position.
Comment No. 5
     We refer to language regarding the bidders’ failure to exercise any of the rights described in this section. When an offer condition is triggered by events that occur during the offer period and before the expiration of the offer, the bidders should inform holders of securities how they intend to proceed promptly, rather than wait until the end of the offer period, unless the

Ms. Mellissa Campbell Duru
March 9, 2010

condition is one where satisfaction of the condition may be determined only upon expiration. Please confirm the bidders’ understanding in your response letter.
Response to Comment No. 5:
     The Company supplementally confirms its understanding of the Staff’s position.

     As requested in the Comment Letter, the Company acknowledges that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     If you should have any questions concerning the enclosed matters, please contact the undersigned at (617) 570-8311.

Very truly yours,
/s/ Lisa R. Haddad
Lisa R. Haddad

cc:	James S. O’Shaughnessy Haemonetics Corporation Arthur R. McGivern Goodwin Procter LLP Martin T. Schrier K&L Gates LLP